Via EDGAR and E-mail

Securities and Exchange Commission
Division of Corporation Finance

Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549-4720

Re:	Greenbrook TMS Inc. Registration Statement on Form F-3 File No. 333-264067

April 13, 2022

Ladies and Gentlemen:

On behalf of Greenbrook TMS Inc. (the “Company”), we hereby respectfully request acceleration of effectiveness of its Registration Statement on Form F-3, File No. 333-264067 (the “Registration Statement”), so that it may become effective at 4:00 P.M., Eastern Time, on April 15, 2022, or as soon thereafter as practicable.

The Company would appreciate it if, as soon as the Registration Statement is declared effective, you would inform Christopher Bornhorst, Esq., of Torys LLP, at (212) 880-6047. Thank you for your assistance with this filing.

Sincerely,

GREENBROOK TMS INC.

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: Chief Executive Officer